September 1, 2022 Mr. Patrick Kuhn Mr. Doug Jones Division of Corporate Finance Office of Trade & Services United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: ICON PLC Form 20-F for the Year Ended December 31, 2021 Form 6-K Furnished January 12, 2022 Form 6-K Furnished July 27, 2022 File No. 333-08704 Dear Mr. Kuhn and Mr. Jones: ICON plc (the “Company”, “we”, or “our”) is pleased to respond to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by electronic mail on Friday, August 19, 2022 (the “Comment Letter”) related to the Company’s Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on March 1, 2022 (the “2021 Form 20-F”); Form 6-K furnished to the Commission on January 12, 2022; and Form 6-K furnished to the Commission on July 27, 2022. In this letter, we have referred to each Staff comment in bold and have followed it with the Company’s response to the Staff. Form 6-K furnished January 12, 2022 Exhibit 99.1, page 1 1. Please present the most directly comparable GAAP measure to your non-GAAP measure “adjusted earnings per share” with a reconciliation between the two. Refer to Rule 100(a)(1) and (2) of Regulation G and the next to last bullet in Question 102.10 of the staff’s “Non-GAAP Financial Measures” Compliance Disclosure and Interpretations (“CD&I”). Company response: The Company respectfully acknowledges the Staff’s comment and notes that Item 10(e)(1)(i)(B) of Regulation S-K allows for the disclosures of a forward-looking non-GAAP measure without a quantitative reconciliation to the most directly comparable GAAP measure when this information is not available without unreasonable effort. In similar cases where the Company has disclosed the forward-looking non-GAAP measure “adjusted earnings per share” without a reconciliation to the most directly comparable GAAP measure, we have included language within the filing to indicate that a reconciliation to the most directly comparable GAAP measure is not provided because the Company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable effort. In such cases, the Company also has identified the information that is unavailable as included in the next to last bullet in Question 102.10 of the staff’s “Non-GAAP Financial Measures” CD&I. Such items include, but are not limited to, transaction-related/integration-related expenses, restructuring and related expenses, foreign exchange gains and losses, and other items not reflective of the Company’s ongoing operations. We refer the Staff to the Company’s Form 6-K (ICON plc Press Release issued July 27, 2022 - ICON Reports Second Quarter 2022 Results) furnished July 27, 2022, for an example of such disclosure. The Company acknowledges that this required disclosure was omitted from the Company’s Form 6-K furnished January 12, 2022. The Company will include a substantially similar disclosure in future filings, as required, in a location of equal or greater prominence as the non-GAAP measure.

In addition, and as included in the next to last bullet in Question 102.10 of the Staff’s “Non-GAAP Financial Measures” CD&I, the Company will include language substantially similar to the following in relevant future filings: “For the same reasons, the Company is unable to address the probable significance of the unavailable information.” The Company will include such disclosure in a location of equal or greater prominence as the non-GAAP measure. Form 6-K furnished July 27, 2022 Exhibit 99.1, page 1 2. You present “Combined Company” financial information, including non-GAAP measures that combine the stand-alone ICON plc and PRA Health Sciences, Inc. information as if the merger of these companies had taken place on January 1, 2020. You state this information represents the simple addition of the historical adjusted financial statements prepared in accordance with GAAP or Regulation S-X. It is not appropriate to merely combine information for the pre- and post- transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please discontinue your combined company presentation. 3. In connection with the above comment, please consider the guidance in Question 101.05 of the “Non-GAAP Financial Measures” CD&I regarding any pro forma non-GAAP measures that are presented. Company response: The Company respectfully acknowledges the Staff’s comments. The Company will discontinue the combined company presentation and the related non-GAAP measures derived from this presentation. Form 20-F for the Year Ended December 31, 2021 Item 15, Controls and Procedures A. Disclosure Controls and Procedures, page 98 4. It appears your conclusion refers only to a portion of the disclosure controls and procedures defined by Exchange Act Rules 13a-15(e) and 15d-15(e). Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined. If not true, explain to us why your conclusion is limited. Company response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s conclusion in Item 15 (a) in the 2021 Form 20-F is in regard to the entirety of disclosure controls and procedures as defined by Exchange Act Rules 13a-15(e) and 15d-15(e). The Company intended to disclose the Company’s election to exclude PRA Health Sciences Inc. from its assessment of internal control over financial reporting as of December 31, 2021. This has been described in Management’s report on Internal Control over Financial Reporting on page 102. The Company acknowledges that the additional disclosure included in the second paragraph of Item 15.A. should have been disclosed in Item 15.B. In future filings, we will also add the following language to our disclosure under Item 15.A.: “Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Form 20-F for the Year Ended December 31, 2021 Notes to the Consolidate Financial Statements Note 17. Disaggregation of Revenue, page 146 5. Please explain to us your consideration of presenting disaggregated revenue pursuant to ASC 606-10-50-5 and 6 for each type of revenue disclosed in note 2(c). Company response: The Company respectfully acknowledges the Staff’s comment and notes that pursuant to ASC 606-10- 50-5 and 6, it considers that it has met the objectives of the paragraphs and appropriately disaggregated revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors for each type of revenue disclosed in note 2(c) of the 2021 Form 20-F. Following the guidance in ASC 606-10-55-90, the Company considered a) disclosures presented outside of the financial statements such as earnings releases and annual and quarterly reports, b) information regularly reviewed by our chief operating decision maker, and c) other information that is used by the Company or users of its financial statements to evaluate the Company’s financial performance. In determining the appropriate disaggregation, the Company considered the categories suggested in ASC 606-10-55-91: a) the type of good or service, b) geographical region (this is already disclosed in note 20 to the financial statements), c) market or type of customer (revenue disaggregated by customer profile is already disclosed in note 17 to the financial statements), d) type of contract, e) contract duration, f) timing of transfer of goods or services (point-in-time or over time) and g) sales channels. After analysis of these factors, the Company determined that its contracts with customers for each service disclosed in note 2(c) represent the same services (outsourced services to the biopharmaceutical industry), the same types of customers (biopharmaceutical companies), the same contract type and duration (multi-year service agreements), the same timing of transfer of services (over time), and the same sales channels (direct sales). Thus, there is not significant variability in how economic factors affect the Company’s contracts with customers. The Company also notes that meaningful differentiation in revenue by geography is provided in note 20 to the financial statements and disaggregation by customer profile is provided in note 17 to the financial statements. The Company believes that the presentation of revenues, disaggregated by geography and customer profile, is sufficient to enable users of the financial statements to understand how the nature, amount, timing, and uncertainty of revenue cash flows are affected by economic factors as required by ASC 606- 10-50-5. Similarly, the Company also believes that sufficient information has been provided to enable the users of the financial statements to understand the relationship between the disclosure of disaggregated revenue and the segmental revenue information in accordance with ASC 606-10-50-6. If you have any questions or further comments about this response, please contact me by email at Brendan.Brennan@iconplc.com or by phone at +353 1 291 2023. Sincerely, /s/ Brendan Brennan Brendan Brennan Chief Financial Officer ICON plc.